EXHIBIT 99.2

Financial Report

Results of Operations

Three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2018

During the three-month periods ended March 31, 2019 and 2018, we had an average of 61.9 and 53.0 vessels, respectively, in our fleet. In the three-month period ended March 31, 2019, we sold the container vessels MSC Pylos and Piraeus with an aggregate capacity of 7,012 TEU. In the three-month periods ended March 31, 2019 and 2018, our fleet ownership days totaled 5,575 and 4,770 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Three-month period ended March 31,			Percentage
except percentages)	2018	2019	Change	Change

Voyage revenue	$92.8	$113.0	$20.2	21.8%
Voyage expenses	(1.1)	(1.8)	0.7	63.6%
Voyage expenses – related parties	(0.8)	(1.0)	0.2	25.0%
Vessels’ operating expenses	(26.1)	(30.0)	3.9	14.9%
General and administrative expenses	(1.5)	(1.3)	(0.2)	(13.3%)
Management fees – related parties	(4.7)	(5.5)	0.8	17.0%
General and administrative expenses - non-cash component	(0.9)	(0.8)	(0.1)	(11.1%)
Amortization of dry-docking and special survey costs	(1.5)	(2.3)	0.8	53.3%
Depreciation	(22.8)	(27.9)	5.1	22.4%
Amortization of prepaid lease rentals, net	(2.0)	(2.0)	-	-
Loss on sale / disposal of vessels	-	(18.4)	18.4	n.m.
Vessels’ impairment loss	-	(3.0)	3.0	n.m.
Foreign exchange gains	0.1	-	(0.1)	n.m.
Interest income	1.0	0.8	(0.2)	(20.0%)
Interest and finance costs	(14.6)	(22.9)	8.3	56.8%
Swaps’ breakage costs	(1.2)	-	(1.2)	n.m.
Equity gain on investments	2.3	1.7	(0.6)	(26.1%)
Other	0.1	-	(0.1)	n.m.
Gain / (Loss) on derivative instruments	0.1	(0.3)	(0.4)	n.m.
Net Income / (Loss)	$19.2	$(1.7)

(Expressed in millions of U.S. dollars,	Three-month period ended March 31,			Percentage
except percentages)	2018	2019	Change	Change

Voyage revenue	$92.8	$113.0	$20.2	21.8%
Accrued charter revenue	(2.6)	(1.8)	(0.8)	(30.8%)
Amortization of time charter assumed	-	-	-	-
Voyage revenue adjusted on a cash basis (1)	$90.2	$111.2	$21.0	23.3%

Vessels’ operational data	Three-month period ended March 31,			Percentage
	2018	2019	Change	Change

Average number of vessels	53.0	61.9	8.9	16.8%
Ownership days	4,770	5,575	805	16.9%
Number of vessels under dry-docking	5	3	(2)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 21.8%, or $20.2 million, to $113.0 million during the three-month period ended March 31, 2019, from $92.8 million during the three-month period ended March 31, 2018. The increase is mainly attributable to revenue earned by (i) ten vessels acquired during the nine-month period ended December 31, 2018 and (ii) decreased off-hire days for certain of our vessels during the three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2018; partly offset by decreased charter rates for certain of our vessels and revenue not earned by two vessels sold for demolition in the first quarter of 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 23.3%, or $21.0 million, to $111.2 million during the three-month period ended March 31, 2019, from $90.2 million during the three-month period ended March 31, 2018. Accrued charter revenue for the three-month periods ended March 31, 2019 and 2018, amounted to $1.8 million and $2.6 million, respectively.

Voyage Expenses

Voyage expenses were $1.8 million and $1.1 million for the three-month periods ended March 31, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.0 million and $0.8 million for the three-month periods ended March 31, 2019 and 2018, respectively. Voyage expenses – related parties represent (i) fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. (“Costamare Shipping”) and by Costamare Shipping Services Ltd. (“Costamare Services”) pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel and (ii) charter brokerage fees payable to Blue Net Chartering GmbH & Co. KG (“Blue Net”) pursuant to the Agreement Regarding Charter Brokerage dated January 1, 2018 between Costamare Shipping and Blue Net, as amended from time to time.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $30.0 million and $26.1 million during the three-month periods ended March 31, 2019 and 2018, respectively.

General and Administrative Expenses

General and administrative expenses were $1.3 million and $1.5 million during the three-month periods ended March 31, 2019 and 2018, respectively, and both include $0.63 million, which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers pursuant to the Framework Agreement were $5.5 million and $4.7 million during the three-month periods ended March 31, 2019 and 2018, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component were $0.8 million for the three-month period ended March 31, 2019, representing the value of the shares issued to Costamare Services on March 29, 2019, pursuant to the Services Agreement. For the three-month period ended March 31, 2018, the respective amount was $0.9 million, representing the fair value of the shares issued to Costamare Services on March 30, 2018, pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.3 million and $1.5 million during the three-month periods ended March 31, 2019 and 2018, respectively. During the three-month period ended March 31, 2019, three vessels underwent and completed their special survey. During the three-month period ended March 31, 2018, four vessels underwent and completed their special survey and one was in process of completing its special survey.

Depreciation

Depreciation expense increased by 22.4%, or $5.1 million, to $27.9 million during the three-month period ended March 31, 2019, from $22.8 million during the three-month period ended March 31, 2018. The increase was mainly attributable to the increased average number of vessels during the three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $2.0 million for each of the three-month periods ended March 31, 2019 and 2018.

Loss on sale / disposal of vessels

During the three-month period ended March 31, 2019, we recorded an aggregate loss of $18.4 million from the sale of the container vessels Piraeus and MSC Pylos. MSC Pylos was classified as asset held for sale as at December 31, 2018. During the three-month period ended March 31, 2018, no vessel was sold.

Vessels’ impairment loss

During the three-month period ended March 31, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate. During the three-month period ended March 31, 2018, no impairment loss was recorded.

Interest Income

Interest income was $0.8 million and $1.0 million for the three-month periods ended March 31, 2019 and 2018, respectively.

Interest and Finance Costs

Interest and finance costs were $22.9 million and $14.6 million during the three-month periods ended March 31, 2019 and 2018, respectively. The increase is mainly attributable to the increased average loan balance during the three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2018.

Swaps’ Breakage Costs

During the three-month period ended March 31, 2018, we terminated three interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs of $1.2 million.

Equity Gain on Investments

During the three-month period ended March 31, 2019, we recorded an equity gain on investments of $1.7 million representing our share of the net gain in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 and as further amended on June 12, 2018 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand. Since November 12, 2018, we have held 100% of the equity interest in five previously jointly owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of March 31, 2019, 13 companies are jointly -owned with York. During the three-month period ended March 31, 2018, we recorded an equity gain on investments of $2.3 million also relating to investments under the Framework Deed.

Gain / (Loss) on Derivative Instruments

The fair value of our 15 interest rate derivative instruments which were outstanding as of March 31, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2019, the fair value of these 15 interest rate derivative instruments in aggregate amounted to a net asset of $4.8 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of operations. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of operations. For the three-month period ended March 31, 2019, a net loss of $2.3 million has been included in OCI and a net loss of $0.2 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of operations, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2019.

Cash Flows

Three-month periods ended March 31, 2019 and 2018

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2018	2019
Net Cash Provided by Operating Activities	$41.6	$47.7
Net Cash Provided by / (Used in) Investing Activities	$(6.9)	$14.6
Net Cash Used in Financing Activities	$(1.4)	$(73.5)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2019, increased by $6.1 million to $47.7 million, from $41.6 million for the three-month period ended March 31, 2018. The increase is mainly attributable to the increased cash from operations of $21.0 million and the decreased special survey costs of $2.5 million during the three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2018; partly offset by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $4.9 million and increased payments for interest (including swap net receipts) of $7.7 million during the three-month period ended March 31, 2019 compared to the three-month period ended March 31, 2018.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $14.6 million in the three-month period ended March 31, 2019, which mainly consisted of proceeds we received from the sale of two vessel and advance payments for upgrades for certain of our vessels.

Net cash used in investing activities was $6.9 million in the three-month period ended March 31, 2018, which consisted of payments for upgrades to two of our vessels and payments for capital injection into certain entities pursuant to the Framework Deed.

Net Cash Used in Financing Activities

Net cash used in financing activities was $73.5 million in the three-month period ended March 31, 2019, which mainly consisted of (a) $59.2 million payments relating to our debt financing agreements (including the prepayments following the sale of two container vessels during the three-month period ended March 31, 2019), (b) $6.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2018 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from October 15, 2018 to January 14, 2019.

Net cash used in financing activities was $1.4 million in the three-month period ended March 31, 2018, which mainly consisted of (a) $100.8 million net payments relating to our debt financing agreements, (b) $111.2 million net proceeds we received from our public offering in January 2018, of 4.6 million shares of our Series E Preferred Stock, net of underwriting discounts and expenses incurred in the offering, (c) $4.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2017 and (d) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock, for the period from October 15, 2017 to January 14, 2018.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of March 31, 2019, we had a total cash liquidity of $155.3 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of April 22, 2019, the following vessels were free of debt.

Unencumbered Vessels
 (Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
CMA CGM L’ETOILE	2005	2,556
KOKURA	1997	7,403
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
ELAFONISOS (*)	1999	2,526
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Tuesday, April 23, 2019 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until April 30, 2019. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10130852.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 45 years of history in the international shipping industry and a fleet of 76 containerships, with a total capacity of approximately 541,000 TEU, including five newbuild containerships currently under construction. Eleven of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s most recent Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Fleet List

The table below provides additional information, as of April 22, 2019, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	Evergreen	2016	11,010	28,000	June 2019
7	CAPE TAINARO(i)	ZIM	2017	11,010	39,500	March 2020(3)
8	CAPE KORTIA(i)	Evergreen	2017	11,010	28,000	July 2019
9	CAPE SOUNIO(i)	ZIM	2017	11,010	33,500	March 2020
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	32,500 (net)	March 2020(4)
11	COSCO GUANGZHOU	COSCO	2006	9,469	17,900	May 2019
12	COSCO NINGBO	COSCO	2006	9,469	17,900	May 2019
13	COSCO YANTIAN	COSCO	2006	9,469	17,900	May 2019
14	COSCO BEIJING	COSCO	2006	9,469	17,900	May 2019
15	COSCO HELLAS	COSCO	2006	9,469	17,900	May 2019
16	MSC AZOV(ii)	MSC	2014	9,403	43,000	December 2026(5)
17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2027(5)
18	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2027(5)
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(6)
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(6)
21	VALOR	Evergreen	2013	8,827	41,700	April 2020
22	VALUE	Evergreen	2013	8,827	41,700	April 2020
23	VALIANT	Evergreen	2013	8,827	41,700	June 2020
24	VALENCE	Evergreen	2013	8,827	41,700	July 2020
25	VANTAGE	Evergreen	2013	8,827	41,700	September 2020
26	NAVARINO	Evergreen	2010	8,531	21,900	February 2020
27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021
28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021
29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
30	MAERSK KAWASAKI	Maersk	1997	7,403	12,100	May 2019
31	KURE	COSCO	1996	7,403	16,350	May 2019
32	KOKURA	Maersk	1997	7,403	17,050	February 2020
33	MSC METHONI	MSC	2003	6,724	29,000	September 2021
34	YORK (ex. SEALAND NEW YORK)	MSC	2000	6,648	11,450	October 2019
35	MAERSK KOBE	Maersk	2000	6,648	17,000	April 2020 (7)
36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(8)
37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(8)
38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(8)
39	MAERSK KOLKATA	Maersk	2003	6,644	26,100	March 2022(9)
40	MAERSK KINGSTON	Maersk	2003	6,644	26,100	March 2022(9)
41	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(9)
42	VENETIKO	Hapag Lloyd	2003	5,928	9,750	June 2019
43	ENSENADA (i)	ONE	2001	5,576	14,250	September 2019
44	ZIM NEW YORK	ZIM	2002	4,992	12,650	September 2019(10)
45	ZIM SHANGHAI	ZIM	2002	4,992	12,650	September 2019(10)
46	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
47	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
48	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025
49	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025
50	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	10,000	November 2019
51	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020
52	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020
53	ULSAN	Maersk	2002	4,132	10,900	May 2019
54	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
55	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
56	LAKONIA	Evergreen	2004	2,586	7,950	May 2019
57	CMA CGM L’ETOILE	CMA CGM	2005	2,556	10,550	June 2019
58	ELAFONISOS(i)	MSC	1999	2,526	(*)	April 2019
59	AREOPOLIS	Evergreen	2000	2,474	8,100	June 2019
60	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
61	MESSINI	Evergreen	1997	2,458	8,100	June 2019
62	MSC REUNION	MSC	1992	2,024	8,550	August 2019
63	MSC NAMIBIA II	MSC	1991	2,023	9,170	July 2019
64	MSC SIERRA II	MSC	1991	2,023	9,170	June 2019
65	NEAPOLIS	Evergreen	2000	1,645	7,100	June 2019
66	ARKADIA(i)	Evergreen	2001	1,550	9,800	May 2019
67	PROSPER	Evergreen	1996	1,504	6,975	May 2019
68	MICHIGAN	MSC	2008	1,300	7,200	September 2019
69	TRADER	-	2008	1,300	-	-
70	ZAGORA	MSC	1995	1,162	6,500	May 2020(11)
71	LUEBECK	MSC	2001	1,078	6,200	January 2020

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(12)
1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2020
2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1) Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2) Charter terms and expiration dates are based on the earliest date charters could expire.
(3) This charter rate will be earned by Cape Tainaro from May 1, 2019. Until April 27, 2019 the vessel is chartered by OOCL at a daily charter rate of $28,250.
(4) This charter rate will be earned by Cape Artemisio from May 12, 2019. Until then the daily charter rate will be $27,000.
(5) Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $43,000 until the original earliest redelivery dates of the vessels (December 2, 2023-MSC Azov, February 1, 2024-MSC Ajaccio and March 16, 2024-MSC Amalfi). The charters will also be extended for 3 years.
(6) Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.
(7) This charter rate will be earned by Maersk Kobe from May 15, 2019. Until then the daily charter rate will be $16,000.
(8) The daily rate for Sealand Washington, Sealand Michigan and Sealand Illinois is a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.
(9) This charter rate will be earned by Maersk Kolkata, Maersk Kingston and Maersk Kalamata until November 14, 2019, February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates until expiry of the charter, the daily rate for each of the three vessels will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions.
(10) The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2018, the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fourth optional year has been determined at $12,650 per day.
(11) This charter rate will be earned by Zagora from June 1, 2019. Until then the daily charter rate will be $7,800.
(12) Based on latest shipyard construction schedule, subject to change.

(i) Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii) Denotes vessels subject to a sale and leaseback transaction.

(*)      Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

COSTAMARE INC.
Consolidated Statements of Operations

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2018	2019

REVENUES:
Voyage revenue	$92,754	$112,974

EXPENSES:
Voyage expenses	(1,094)	(1,836)
Voyage expenses – related parties	(805)	(960)
Vessels’ operating expenses	(26,068)	(29,964)
General and administrative expenses	(1,544)	(1,263)
Management fees - related parties	(4,646)	(5,548)
Non-cash general and administrative expenses and non-cash other items	(934)	(778)
Amortization of dry-docking and special survey costs	(1,534)	(2,276)
Depreciation	(22,745)	(27,846)
Amortization of prepaid lease rentals, net	(2,009)	(2,009)
Loss on sale / disposal of vessels	-	(18,420)
Vessels’ impairment loss	-	(3,042)
Foreign exchange gains / (losses)	96	(11)
Operating income	$31,471	$19,021

OTHER INCOME / (EXPENSES):
Interest income	$1,000	$835
Interest and finance costs	(14,588)	(22,933)
Swaps’ breakage costs	(1,234)	-
Equity gain on investments	2,310	1,703
Other	135	41
Gain / (Loss) on derivative instruments	73	(321)
Total other income / (expenses)	$(12,304)	$(20,675)
Net Income / (Loss)	$19,167	$(1,654)
Earnings allocated to Preferred Stock	(6,878)	(7,643)
Net Income / (Loss) available to common stockholders	$12,289	$(9,297)

Earnings / (Losses) per common share, basic and diluted	$0.11	$(0.08)
Weighted average number of shares, basic and diluted	108,802,614	113,035,525

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2018	2019
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$113,714	$104,250
Restricted cash	5,600	6,538
Accounts receivable	5,625	9,022
Inventories	11,020	10,960
Due from related parties	4,681	2,017
Fair value of derivatives	3,514	2,808
Insurance claims receivable	6,476	3,483
Prepaid lease rentals	8,752	8,770
Asset held for sale	4,838	-
Time charter assumed	190	192
Prepayments and other	6,358	5,540
Total current assets	$170,768	$153,580
FIXED ASSETS, NET:
Capital leased assets	$401,901	$398,508
Vessels and advances, net	2,206,786	2,158,418
Total fixed assets, net	$2,608,687	$2,556,926
NON-CURRENT ASSETS:
Equity method investments	$131,082	$132,785
Prepaid lease rentals, non-current	34,167	31,991
Deferred charges, net	26,250	25,683
Accounts receivable, non-current	17,789	12,933
Restricted cash	47,177	44,480
Fair value of derivatives, non-current	3,727	1,984
Time charter assumed, non-current	1,222	1,174
Other non-current assets	9,942	10,081
Total assets	$3,050,811	$2,971,617
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$149,162	$180,225
Accounts payable	8,586	6,488
Due to related parties	196	217
Capital lease obligations	34,299	34,709
Accrued liabilities	17,624	16,640
Unearned revenue	12,432	12,179
Fair value of derivatives	-	83
Other current liabilities	2,370	2,349
Total current liabilities	$224,669	$252,890
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,159,244	$1,078,822
Capital lease obligations, net of current portion	305,033	296,214
Unearned revenue, net of current portion	4,741	4,134
Total non-current liabilities	$1,469,018	$1,379,170
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	11	11
Additional paid-in capital	1,313,840	1,319,284
Retained earnings	38,734	18,017
Accumulated other comprehensive income	4,539	2,245
Total stockholders’ equity	$1,357,124	$1,339,557
Total liabilities and stockholders’ equity	$3,050,811	$2,971,617

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2018	2019

Voyage revenue	$92,754	$112,974
Accrued charter revenue (1)	$(2,564)	$(1,849)
Amortization of time-charter assumed	-	$47
Voyage revenue adjusted on a cash basis (2)	$90,190	$111,172

Adjusted Net Income available to common stockholders (3)	$13,366	$13,580
Weighted Average number of shares	108,802,614	113,035,525
Adjusted Earnings per share (3)	$0.12	$0.12

Net Income / (Loss)	$19,167	$(1,654)
Net Income / (Loss) available to common stockholders	$12,289	$(9,297)
Weighted Average number of shares	108,802,614	113,035,525
Earnings / (Losses) per share	$0.11	$(0.08)

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income / (Loss) to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended March 31, 2019 and 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income / (Loss) to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2018	2019

Net Income / (Loss)	$19,167	$(1,654)
Earnings allocated to Preferred Stock	(6,878)	(7,643)
Net Income / (Loss) available to common stockholders	12,289	(9,297)
Accrued charter revenue	(2,564)	(1,849)
General and administrative expenses – non-cash component	934	778
Amortization of prepaid lease rentals, net	2,009	2,009
Amortization of Time charter assumed	-	47
Realized (Gain) / loss on Euro/USD forward contracts (1)	(255)	96
Loss on sale / disposal of vessels	-	18,420
Vessels’ impairment loss	-	3,042
Swaps’ breakage costs	1,234	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(281)	334
Adjusted Net Income available to common stockholders	$13,366	$13,580
Adjusted Earnings per Share	$0.12	$0.12
Weighted average number of shares	108,802,614	113,035,525

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income / (Loss ) after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized (gain) / loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, swaps’ breakage costs, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, amortization of time charter assumed, net and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income / (Loss) available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income / (Loss) available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.